JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
September 29, 2014
Submitted via the EDGAR System

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed September 29, 2014
File No. 333-188800

Dear Ms. Long:

Filed concurrently herewith is the registrant’s post effective amendment no. 2 to the above referenced registration statement. The purpose of this amendment is described at note (3) to the Calculation of Registration Fee table as:

This Post Effective Amendment No. 2 is filed solely for the purpose of restoring the number of shares registered in the Registration Statement as declared effective by the Commission pursuant to delegated authority on October 8, 2013 and “remove from registration” an additional 56,560,000 shares which the Registrant attempted to erroneously add post effectively to the amount registered.

Also, submitted concurrently is the registrant’s request for acceleration. Once the post effective amendment is effective, it is the registrant’s intend to deregister all shares remaining unsold selling stockholders. The registrant has reregistered (duplicate registration) in registration statement no. 333-198573 the entire 9,100,000 shares registered for sale by selling stockholders in registration statement no. 188800. As you are aware, registration statement no. 333-198573 is not yet effective and is subject to your outstanding comments by letter to the registrant dated September 17, 2014, to which the registrant will be responding by amendment in due course.

Thanks you for your attention to this matter. Do not hesitate to contact me in the event you have any questions regarding this amendment, the other pending registration statement or reports filed by the registrant.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

3116 West North A Street • Tampa, Florida 33609-1544
Phone 813-874-8854 • Cell 813-892-5969 • Facsimile 800-310-1695
e-mail: jmorris8@tampabay.rr.com • jackson.morris@rule144solution.com
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